中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)089(JY)

21st March, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the final results announcements of BOC Hong Kong (Holdings) Limited for the year ended 31st December, 2002 as published in today's South China Morning Post and Hong Kong Economic Journal for your attention.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

dlw 3/31

..../page 2

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

SCMP
2003.3.21

File No. 82-34675

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT OF 2002 FINAL RESULTS

The Directors of BOC Hong Kong (Holdings) Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2002 as follows:

Consolidated Profit and Loss Account
For the year ended 31 December

	Note	2002 HK$'m	2001 HK$'m
Interest income		21,463	38,307
Interest expense		(7,521)	(23,320)
Net interest income		13,942	14,987
Other operating income	2	4,172	4,022
Operating income		18,114	19,009
Operating expenses	3	(6,025)	(5,847)
Operating profit before provisions		12,089	13,162
Charge for bad and doubtful debts		(2,855)	(7,412)
Operating profit after provisions		9,234	5,750
Restructuring costs		—	(937)
Net loss from disposal/revaluation of fixed assets		(1,032)	(1,237)
Net gain from disposal of held-to-maturity securities and investment securities		—	20
(Provision)/write-back of provision for impairment on held-to-maturity securities and investment securities		(7)	24
Net gain on disposal of subsidiaries		—	12
Provision for impairment on investments in associates/gain on disposal of associates		(27)	20
Share of operating (losses)/profits of associates		(100)	81
Profit before taxation		8,068	3,733
Taxation	5	(1,268)	(832)
Profit after taxation		6,800	2,901
Minority interests		(127)	(133)
Profit attributable to shareholders		6,673	2,768
Dividends	6	4,208	—
		HK$	HK$
Earnings per share	7	63.11 cents	26.18 cents

Consolidated Balance Sheet
As at 31 December

	Note	2002 HK$'m	2001 HK$'m
ASSETS			
Cash and short-term funds		115,075	196,255
Placements with banks and other financial institutions maturing between one and twelve months		80,159	80,773
Trade bills		592	382
Certificates of deposit held		17,528	19,474
Hong Kong SAR Government certificates of indebtedness		29,110	25,510
Held-to-maturity securities		94,227	50,988
Investment securities		46	44
Other investments in securities		64,360	56,169
Advances and other accounts	8(a)	308,332	308,108
Investments in associates		483	416
Fixed assets		20,212	21,049
Other assets		5,365	6,972
Total assets		735,489	766,140
LIABILITIES			
Hong Kong SAR currency notes in circulation		29,110	25,510
Deposits and balances of banks and other financial institutions		29,957	55,295
Deposits from customers		600,977	606,428
Certificates of deposit issued		—	5,000
Other accounts and provisions	9	17,390	20,671
Total liabilities		677,434	712,904
CAPITAL RESOURCES			
Minority interests		1,114	1,066
Share capital	10	52,864	52,864
Reserves	11	4,077	(694)
Shareholders' funds		56,941	52,170
Total capital resources		58,055	53,236
Total liabilities and capital resources		735,489	766,140

Consolidated Statement of Changes in Equity

2. Other operating income

	2002 HK$'m	2001 HK$'m
Fees and commission income	3,649	3,585
Less: Fees and commission expenses	(701)	(889)
Net fees and commission income	2,948	2,696
Dividend income from investments in securities		
- listed investments	—	1
- unlisted investments	34	65
Net (loss)/gain from other investments in securities	(61)	108
Net gain from foreign exchange activities	824	816
Net gain from other dealing activities	14	8
Gross rental income from investment properties	279	257
Less: Outgoings in respect of investment properties	(87)	(80)
Others	221	151
	4,172	4,022

3. Operating expenses

	2002 HK$'m	2001 HK$'m
Staff costs (including directors' emoluments)		
- salaries and other costs	3,325	3,558
- pension cost	253	238
	3,578	3,796
Premises and equipment expenses (excluding depreciation)		
- rental of premises	245	297
- information technology and others	558	595
	803	892
Depreciation on owned fixed assets	632	460
Auditors' remuneration	18	23
Other operating expenses	994	676
	6,025	5,847

4. Segmental reporting
(a) By class of business

2002	Commercial banking HK$'m	Treasury HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income	10,876	2,375	691	13,942	—	13,942
Other operating income	3,110	745	861	4,716	(544)	4,172
Operating income	13,986	3,120	1,552	18,658	(544)	18,114
Operating expenses	(4,504)	(174)	(1,891)	(6,569)	544	(6,025)
Operating profit/(loss) before provisions	9,482	2,946	(339)	12,089	—	12,089
Charge for bad and doubtful debts	(2,855)	—	—	(2,855)	—	(2,855)
Operating profit/(loss) after provisions	6,627	2,946	(339)	9,234	—	9,234
Net loss from disposal/revaluation of fixed assets	—	—	(1,032)	(1,032)	—	(1,032)
Provision for impairment on held-to-maturity securities and investment securities	—	(4)	(3)	(7)	—	(7)
Provision for impairment on investments in associates	—	—	(27)	(27)	—	(27)
Share of operating losses of associates	—	—	(100)	(100)	—	(100)
Profit/(loss) before taxation	6,627	2,942	(1,501)	8,068	—	8,068
ASSETS						
Segment assets	313,429	400,100	21,173	734,702	—	734,702
Investments in associates	—	—	483	483	—	483
Unallocated corporate assets	—	—	304	304	—	304
	313,429	400,100	21,960	735,489	—	735,489
LIABILITIES						
Segment liabilities	612,240	62,431	2,469	677,140	—	677,140
Unallocated corporate liabilities	—	—	294	294	—	294
	612,240	62,431	2,763	677,434	—	677,434

OTHER INFORMATION

5. Taxation

Taxation in the profit and loss account represents:

	2002 HK$'m	2001 HK$'m
Hong Kong profits tax		
- current year taxation	1,505	877
- overprovision in prior years	(130)	(75)
Deferred tax liability	—	2
	1,375	804
Attributable share of estimated Hong Kong profits tax losses arising from investments in partnerships	(488)	(96)
	887	708
Investments in partnerships written off	365	77
Hong Kong profits tax	1,252	785
Overseas taxation	15	29
	1,267	814
Share of taxation attributable to associates	1	18
	1,268	832

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships in which the Group is the majority general partner. The Group does not control the partnerships and consequently they are not consolidated in the Group's accounts. As at 31 December 2002, the Group's investments in such partnerships, which are included in "Other assets" in the consolidated balance sheet amounted to HK$1,122 million (2001: HK$876 million). The Group's investments in partnerships are amortised over the life of the partnership in proportion to the taxation benefits resulting from those investments. The total assets and liabilities of such partnerships are as follows:

	2002 HK$'m	2001 HK$'m
Assets	4,721	4,493
Liabilities	3,182	3,156

6. Dividends

	2002 HK$'m	2001 HK$'m
Special dividend paid	1,935	—
Proposed final dividend	2,273	—
	4,208	—

At a meeting held on 18 June 2002, the Board of Directors (the "Board") declared a special dividend of HK$0.183 per ordinary share (taking into account the share consolidation) amounting to HK$1,935 million. On 28 June 2002, the shareholders of the Company approved the special dividend.

At a meeting held on 20 March 2003, the Board proposed to declare a final dividend of HK$0.215 per ordinary share amounting to HK$2,273 million. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2003.

7. Earnings per share

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders for the year ended 31 December 2002 of approximately HK$6,673,000,000 (2001: HK$2,768,000,000) and on the ordinary shares in issue of 10,572,780,266 shares. The amount for 2001 has been restated after adjusting for the effect of the share consolidation as described in note 10 as if the share consolidation had occurred at the beginning of the year.

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December 2002 (2001: Nil).

8. (a) Advances and other accounts

	2002 HK$'m	2001 HK$'m
Advances to customers	321,034	323,038
Accrued interest	2,006	2,180
	323,040	325,218
Provision for bad and doubtful debts		
- General	(6,363)	(6,538)
- *Specific*	(8,650)	(10,576)
	(15,013)	(17,114)
	308,027	308,104
Advances to banks and other financial institutions	305	4
	308,332	308,108

Non-performing loans are analysed as follows:

	2002 HK$'m	2001 HK$'m
Non-performing loans	25,659	35,512
Specific provisions made in respect of such advances	8,637	10,322
As a percentage of total advances to customers	7.99%	10.99%

Total liabilities and capital resources	7[illegible]	766,140

Consolidated Statement of Changes in Equity
For the year ended 31 December

	Share capital	Merger reserve	Premises revaluation reserve	Investment properties revaluation reserve	Translation reserve	Retained earnings/ (Accumulated losses)	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2001	52,864	(51,073)	—	—	(7)	31,561	33,345
Currency translation difference	—	—	—	—	(2)	—	(2)
Net profit for the year	—	—	—	—	—	2,768	2,768
2000 final dividends paid	—	—	—	—	—	(542)	(542)
Remittance of profits by merging branches	—	—	—	—	—	(3,034)	(3,034)
Capital contribution from ultimate holding company	—	—	—	—	—	8,068	8,068
Revaluation of properties	—	—	8,408	3,159	—	—	11,567
Capitalisation of reserves	—	51,073	(8,267)	(3,141)	7	(39,672)	—
At 31 December 2001	52,864	—	141	18	(2)	(851)	52,170
Company and subsidiaries	52,864	—	141	18	(2)	(900)	52,121
Associates	—	—	—	—	—	49	49
	52,864	—	141	18	(2)	(851)	52,170
At 1 January 2002	52,864	—	141	18	(2)	(851)	52,170
Net profit for the year	—	—	—	—	—	6,673	6,673
Special dividends paid	—	—	—	—	—	(1,935)	(1,935)
Reclassification	—	—	5	(5)	—	—	—
Revaluation of properties	—	—	46	(13)	—	—	33
Transfer on disposal of properties	—	—	(79)	—	—	79	—
At 31 December 2002	52,864	—	113	—	(2)	3,966	56,941
Company and subsidiaries	52,864	—	113	—	(2)	3,974	56,949
Associates	—	—	—	—	—	(8)	(8)
	52,864	—	113	—	(2)	3,966	56,941

Representing:	
2002 final dividend proposed	2,273
Others	1,693
Retained earnings as at 31 December 2002	3,966

Consolidated Cash Flow Statement
For the year ended 31 December

	2002	2001
	HK$'m	HK$'m
Cash flow from operating activities		
Operating cash outflow before taxation	(37,893)	(54,225)
Disposal of loans to BOC Cayman	8,722	—
Hong Kong profits tax paid	(397)	(1,322)
Overseas profits tax paid	(20)	(23)
Net cash outflow from operating activities	(29,588)	(55,570)
Cash flow from investing activities		
Purchase of fixed assets	(434)	(1,448)
Proceeds from disposal of fixed assets	553	313
Purchase of investment securities	—	(30)
Proceeds from disposal of investment securities	—	271
Acquisition of subsidiaries	(890)	24
Proceeds from disposal of subsidiaries	—	252
Proceeds from disposal of associates	—	394
Dividends received from associates	50	—
Distributions upon liquidation of subsidiary	—	(8)
Loans to associates	(336)	—
Loans repaid by associates	60	—
Net cash outflow from investing activities	(997)	(232)
Cash flow from financing activities		
Remittance of profit by merging branches	—	(3,034)
Certificates of deposit redeemed	(5,000)	(4,000)
Special dividends paid	(1,935)	(542)
Dividends paid to minority shareholders	(79)	(638)
Net cash outflow from financing activities	(7,014)	(8,214)
Decrease in cash and cash equivalents	(37,599)	(64,016)
Cash and cash equivalents at 1 January	120,664	184,680
Cash and cash equivalents at 31 December	83,065	120,664

Notes

1. Accounting policies

The accounting policies and methods of computation used in the preparation of the accounts are consistent with those used in the preparation of the Group's financial information for the year ended 31 December 2001. In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA") which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 34 (revised)	:	Employee benefits

The adoption of these SSAPs has not had any significant impact on the accounts.

	Commercial banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
	612,240	62,431	2,763	677,434	—	677,434
OTHER INFORMATION						
Additions of fixed assets	—	—	1,351	1,351	—	1,351
Depreciation	—	—	632	632	—	632
Amortisation of premium/discount of held-to-maturity securities	—	1,089	—	1,089	—	1,089
Non-cash expenses other than depreciation/amortisation	2,855	—	—	2,855	—	2,855

	2001					
	Commercial banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Net interest income	10,758	3,238	991	14,987	—	14,987
Other operating income	2,925	888	724	4,537	(515)	4,022
Operating income	13,683	4,126	1,715	19,524	(515)	19,009
Operating expenses	(4,811)	(335)	(1,216)	(6,362)	515	(5,847)
Operating profit before provisions	8,872	3,791	499	13,162	—	13,162
Charge for bad and doubtful debts	(7,412)	—	—	(7,412)	—	(7,412)
Operating profit after provisions	1,460	3,791	499	5,750	—	5,750
Restructuring costs	—	—	(937)	(937)	—	(937)
Net loss from disposal/ revaluation of fixed assets	—	—	(1,237)	(1,237)	—	(1,237)
Net gain from disposal of held-to-maturity securities and investment securities	—	—	20	20	—	20
Write-back of provision for impairment on held-to-maturity securities and investment securities	—	23	1	24	—	24
Net gain on disposal of subsidiaries	—	—	12	12	—	12
Provision for impairment on investments in associates/gain on disposal of associates	—	—	20	20	—	20
Share of operating profits of associates	—	—	81	81	—	81
Profit/(loss) before taxation	1,460	3,814	(1,541)	3,733	—	3,733
ASSETS						
Segment assets	312,158	430,990	21,938	765,086	—	765,086
Investments in associates	—	—	416	416	—	416
Unallocated corporate assets	—	—	638	638	—	638
	312,158	430,990	22,992	766,140	—	766,140
LIABILITIES						
Segment liabilities	616,875	93,444	2,357	712,676	—	712,676
Unallocated corporate liabilities	—	—	228	228	—	228
	616,875	93,444	2,585	712,904	—	712,904
OTHER INFORMATION						
Additions of fixed assets	—	—	1,463	1,463	—	1,463
Depreciation	—	—	460	460	—	460
Amortisation of premium/discount of held-to-maturity securities	—	734	—	734	—	734
Non-cash expenses other than depreciation/amortisation	7,412	—	—	7,412	—	7,412

Commercial banking business includes acceptance of deposits, mortgage lending, credit card advances, remittance, provision of securities brokerage and insurance agency services, commercial lending, trade finance and overdraft facilities.

Treasury activities include money market, foreign exchange dealing and capital market activities. Treasury manages funding of the Group. Treasury provides funding to all other business segments and receives funds from commercial banking's deposit taking activities. These inter-segment funding transactions are priced either at market bid/offer rates as appropriate or at an internal funding rate as determined by the average funding requirements of other business segments and the average one-month inter-bank rates of the relevant financial year. In addition, the gains and losses on the foreign exchange activities of the Group are included under "Treasury". The profit and loss information presented in this note has been prepared using inter-segment charging/income transactions. The segmental assets and liabilities have not been adjusted to reflect the effect of inter-segment borrowing and lending (i.e. segmental profit and loss information is not comparable to segmental assets and liabilities information).

Unallocated items mainly comprise fixed assets of the Group, investment securities, investments in associates and other items which cannot be reasonably allocated to a specific business segment. The interest benefit of the capital of the Group is also included as unallocated within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square footage occupied.

Operating expenses of a functional unit are allocated to the relevant business segment which is the predominant user of the services provided by the unit. Operating expenses of other shared services which cannot be allocated to a specific business segment are included under "Unallocated".

(b) By geographical area

No geographical reporting is provided as over 90% of the Group's revenues are derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

Specific provisions made in respect of such advances	8,637	10,322
As a percentage of total advances to customers	7.99%	10.99%
Amount of interest in suspense	408	610

Non-performing loans ("NPLs") are defined as loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased. Specific provisions were made after taking into account the value of collateral in respect of such advances.

There were no advances to banks and other financial institutions on which interest has been placed in suspense or on which interest accrual has ceased as at 31 December 2002 (2001: Nil), nor were there any specific provisions made.

On 26 June 2002, Bank of China (Hong Kong) Limited ("BOCHK") disposed of loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million to the Cayman Islands Branch of Bank of China ("BOC Cayman") without recourse. As at 31 December 2001, the outstanding balance of NPLs which were disposed of in 2002 amounted to HK$7,269 million and specific provisions made in respect of such NPLs amounted to HK$2,538 million. Had the disposal taken place as at 31 December 2001, the NPLs as a percentage of total advances to customers would have been 9.06%.

8. (b) Provisions for bad and doubtful debts

	2002			
	Specific	General	Total	Suspended interest
	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2002	10,621	6,541	17,162	610
Charge/(credit) to profit and loss account	3,033	(178)	2,855	—
Amounts written off	(3,229)	—	(3,229)	(37)
Recoveries of advances written off in previous years	904	—	904	—
Amounts written off on disposal (note)	(2,679)	—	(2,679)	—
Interest suspended during the year	—	—	—	296
Suspended interest recovered	—	—	—	(461)
At 31 December 2002	8,650	6,363	15,013	408
Deducted from:				
- advances to customers	8,650	6,363	15,013	

	2001			
	Specific	General	Total	Suspended interest
	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2001	11,031	8,624	19,655	763
Charge/(credit) to profit and loss account	9,474	(2,062)	7,412	(13)
Amounts written off	(10,414)	(21)	(10,435)	(173)
Recoveries of advances written off in previous years	530	—	530	—
Interest suspended during the year	—	—	—	339
Suspended interest recovered	—	—	—	(306)
At 31 December 2001	10,621	6,541	17,162	610
Deducted from:				
- other assets	45	3	48	
- advances to customers	10,576	6,538	17,114	
	10,621	6,541	17,162	

Note: On 26 June 2002, BOCHK disposed of loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million to BOC Cayman without recourse.

9. Other accounts and provisions

	2002	2001
	HK$'m	HK$'m
Interest payable	1,167	1,615
Current taxation (note a)	544	59
Deferred taxation	11	8
Restructuring provision (note b)	649	666
Accruals and other payables	15,019	18,323
	17,390	20,671

(a) Current taxation

	2002	2001
	HK$'m	HK$'m
Hong Kong profits tax	531	42
Overseas taxation	13	17
	544	59

(b) Restructuring provision

	2002	2001
	HK$'m	HK$'m
At 1 January	666	—
Charge to profit and loss account	—	937
Utilised during the year	(17)	(271)
At 31 December	649	666

The restructuring provision was made in relation to the Restructuring and Merger of the Group Reorganisation on 1 October 2001 under the Bank of China (Hong Kong) Limited (Merger) Ordinance and the Merger Agreements, and details of the Restructuring and Merger were described in the Company's Prospectus on 15 July 2002 (the "Restructuring and Merger"). The amounts not being utilised at 31 December 2002 mainly represent the stamp duty payable which arose from restructuring activities of the Group.

P.2

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

10. Share capital

	2002	2001
	HK$'m	HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5.00 each	100,000	100,000

	2002	2001
	HK$'m	HK$'m
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5.00 each	52,864	52,864

Pursuant to written resolutions of all the shareholders of the Company passed on 10 July 2002, the authorised and issued share capital of the Company, comprising 100,000,000,000 and 52,863,901,330 ordinary shares of HK$1.00 each, respectively, was consolidated and divided into 20,000,000,000 shares and 10,572,780,266 shares of HK$5.00 each, respectively.

11. Reserves

	2002	2001
	HK$'m	HK$'m
Premises revaluation reserve	113	141
Investment properties revaluation reserve	—	18
Translation reserve	(2)	(2)
Retained earnings/(Accumulated losses)	3,966	(851)
	4,077	(694)

12. Maturity profile

The maturity profile of assets and liabilities analysed by the remaining period as at 31 December to the contractual maturity dates are as follows:

2002	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Assets							
Treasury bills	—	12,567	1,504	—	—	—	14,071
Cash and other short-term funds	5,007	95,997	—	—	—	—	101,004
Placements with banks and other financial institutions	21	72,411	7,727	—	—	—	80,159
Certificates of deposit held	—	1,921	6,589	8,824	194	—	17,528
Debt securities included in:							
- held-to-maturity securities	—	11,565	12,798	65,763	4,064	78	94,268
- other investments in securities	—	15,919	6,068	39,178	3,044	—	64,209
Advances to customers	26,979	17,172	25,702	124,813	100,533	25,835	321,034
Advances to banks and other financial institutions	—	1	1	303	—	—	305
Liabilities							
Deposits and balances of banks and other financial institutions	4,164	25,403	390	—	—	—	29,957
Deposits from customers	228,103	350,232	22,215	427	—	—	600,977

2001	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Assets							
Treasury bills	—	12,721	6,190	—	—	—	18,911
Cash and other short-term funds	59,898	117,446	—	—	—	—	177,344
Placements with							

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures which do not take into account the effects of bilateral netting arrangements are as follows:

	2002	2001	2002	2001
	Credit risk weighted amount		Replacement cost	
	HK$'m	HK$'m	HK$'m	HK$'m
Contingent liabilities and commitments	45,936	29,490	N/A	N/A
Derivatives:				
- Exchange rate contracts	596	407	870	457
- Interest rate contracts	60	37	120	99
- Bullion contracts	5	5	13	6
- Equity contracts	33	—	17	—
	694	449	1,020	562
Total	46,630	29,939	1,020	562

The contract or notional amounts of these instruments indicate the volume of transactions outstanding as at 31 December 2002 and 31 December 2001; they do not represent the amounts at risk.

The credit risk weighted amounts are the amounts which have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts which have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates.

14. Litigation

The Group is currently being served a number of claims and counterclaims by various independent parties. These claims and counterclaims are in relation to the normal commercial activities of the Group.

No material provision was made against these claims and counterclaims because the directors believe the Group has meritorious defences against the claimants or the amounts involved in these claims are not expected to be material.

15. Statutory accounts

The financial information relating to the financial year ended 31 December 2002 included in this final results announcement does not constitute the Group's statutory accounts for that financial year but is extracted from those accounts. The auditors have expressed an unqualified opinion on those accounts in their report dated 20 March 2003.

Unaudited Supplementary Financial Information

1. Capital adequacy

	2002	2001
Capital adequacy ratio	13.99%	14.38%
Adjusted capital adequacy ratio	14.39%	14.57%

The capital adequacy ratio is computed on the consolidated basis which comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted capital adequacy ratio taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted capital adequacy ratio.

2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 31 December 2002 and 31 December 2001 and reported to the HKMA is analysed as follows:

	2002	2001
	HK$'m	HK$'m
Core capital:		
Paid up ordinary share capital	43,043	43,043
Reserves	8,087	9,481
Profit and loss account	2,360	(850)
Minority interests	867	910
	54,357	52,584
Supplementary capital:		
General provisions for doubtful debts	5,200	4,943
Total capital base before deductions	59,557	57,527
Deductions:		
Shareholdings in subsidiaries or holding company	(482)	(375)
Exposures to connected companies	(918)	(347)
Equity investments of 20% or more in non-subsidiary companies	(171)	(256)
Investments in the capital of other banks or other financial institutions	(1)	(1)
	(1,572)	(979)
Total capital base after deductions	57,985	56,548

3. Liquidity ratio

	2002	2001
Average liquidity ratio	41.17%	39.88%

The average liquidity ratio for the year ended 31 December 2002 is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.

(II) Advances overdue for over three months

	2002	2001
	HK$'m	HK$'m
Hong Kong	17,060	21,713
Mainland China	1,402	3,465
Others	163	120
	18,625	25,298

(III) Non-performing loans

	2002	2001
	HK$'m	HK$'m
Hong Kong	23,653	30,043
Mainland China	1,755	5,130
Others	251	339
	25,659	35,512

6. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'m	HK$'m	HK$'m	HK$'m
At 31 December 2002				
Asia, other than Hong Kong				
- Mainland China	36,489	2,665	5,426	44,580
- Others	44,078	6,015	4,160	54,253
	80,567	8,680	9,586	98,833
North America				
- United States	8,133	10,594	15,703	34,430
- Others	12,158	2,647	14	14,819
	20,291	13,241	15,717	49,249
Western Europe				
- Germany	36,172	—	10,743	46,915
- Others	109,843	1,451	12,511	123,805
	146,015	1,451	23,254	170,720
Total	246,873	23,372	48,557	318,802

	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'m	HK$'m	HK$'m	HK$'m
At 31 December 2001				
Asia, other than Hong Kong				
- Mainland China	86,190	2,616	8,346	97,152
- Others	47,615	13,155	1,991	62,761
	133,805	15,771	10,337	159,913
North America				
- United States	17,086	16,955	8,678	42,719
- Others	17,217	1,571	47	18,835
	34,303	18,526	8,725	61,554
Western Europe				
- Germany	34,533	7	2,645	37,185
- Others	108,764	3,165	1,289	113,218
	143,297	3,172	3,934	150,403
Total	311,405	37,469	22,996	371,870

7. Overdue and rescheduled assets

(a) Overdue and non-performing loans

	2002		2001	
	Amount	% of gross advances to customers	Amount	% of gross advances to customers
	HK$'m		HK$'m	
Gross advances to customers which have been overdue for:				
- six months or less but over three months	2,240	0.70%	4,212	1.30%
- one year or less but over six months	3,486	1.08%	5,427	1.68%
- over one year	12,899	4.02%	15,659	4.85%
Advances overdue for over 3 months	18,625	5.80%	25,298	7.83%
Less:				
Amount overdue for over 3 months and on which interest is still being				

funds	59,898	117,446	—	—	—	—	177,344
Placements with banks and other financial institutions	—	53,700	27,073	—	—	—	80,773
Certificates of deposit held	—	4,768	6,768	7,769	149	—	19,474
Debt securities included in:							
- held-to-maturity securities	2	8,641	12,853	24,675	4,859	—	51,030
- other investments in securities	—	27,021	5,885	22,130	1,043	—	56,079
Advances to customers	29,161	19,787	22,809	111,542	103,796	35,943	323,038
Advances to banks and other financial institutions	—	—	—	4	—	—	4
Liabilities							
Deposits and balances of banks and other financial institutions	5,154	48,477	1,664	—	—	—	55,295
Deposits from customers	205,835	367,024	32,473	1,096	—	—	606,428
Certificates of deposit issued	—	—	5,000	—	—	—	5,000

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority ("HKMA"). In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand" and assets which are non-performing or which are overdue for more than one month as "Undated". In the case of an asset which is repayable by different payments or instalments, only that portion of the asset which is actually overdue is reported as overdue. Any part of the asset which is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated before deduction of provisions, if any.

The analysis of other investments in securities by remaining period to maturity is disclosed in order to comply with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

13. Off-balance sheet exposures

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	2002	2001
	HK$'m	*HK$'m*
Direct credit substitutes	3,839	1,967
Transaction-related contingencies	2,286	2,273
Trade-related contingencies	16,409	16,391
Other commitments with an original maturity of:		
- under 1 year or which are unconditionally cancellable	75,844	84,497
- 1 year and over	64,402	43,879
Others	—	88
	162,780	149,095

(b) Derivatives

The following is a summary of the notional amounts of each significant type of derivative:

	2002			2001		
	Trading	Hedging	Total	Trading	Hedging	Total
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*
Exchange rate contracts						
Spot	13,697	—	13,697	18,766	—	18,766
Forward and futures contracts	224	—	224	3,224	—	3,224
Swaps	179,544	6,082	185,626	124,585	4,688	129,273
Foreign exchange option contracts:						
- Currency options purchased	622	—	622	2,195	—	2,195
- Currency options written	28,633	—	28,633	19,850	—	19,850
	222,720	6,082	228,802	168,620	4,688	173,308
Interest rate contracts						
Interest rate swaps	228	20,055	20,283	60	10,088	10,148
Forward rate agreements	—	—	—	1,280	—	1,280
	228	20,055	20,283	1,340	10,088	11,428
Bullion contracts	779	—	779	545	—	545
Equity contracts						
- Equity options purchased	975	—	975	—	—	—
- Equity options written	873	—	873	—	—	—
	1,848	—	1,848	—	—	—
Total	225,575	26,137	251,712	170,505	14,776	185,281

The average liquidity ratio for the year ended 31 December 2002 is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.

The average liquidity ratio for 2001 is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the 3 months from 1 October 2001 (the date of the Restructuring and Merger) to 31 December 2001.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

Prior to the Restructuring and Merger, the liquidity ratio of each of the predecessor entities was managed on an individual basis.

4. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net option position is calculated based on the worst-case approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

	2002						
	Equivalent in millions of HK$						
	US Dollars	Euro Dollars	Canadian Dollars	Australian Dollars	New Zealand Dollars	Others	Total
Spot assets	168,003	16,688	5,002	23,525	11,809	28,198	253,225
Spot liabilities	(135,565)	(10,753)	(6,352)	(27,799)	(15,226)	(20,381)	(216,076)
Forward purchases	102,549	7,025	1,964	8,798	5,381	32,696	158,413
Forward sales	(138,688)	(13,279)	(610)	(4,541)	(1,884)	(40,412)	(199,414)
Net options position	(444)	41	101	192	100	13	3
Net long/(short) position	(4,145)	(278)	105	175	180	114	(3,849)

	2001						
	Equivalent in millions of HK$						
	US Dollars	Euro Dollars	Canadian Dollars	Australian Dollars	New Zealand Dollars	Others	Total
Spot assets	197,497	13,689	6,269	28,316	14,167	21,579	281,517
Spot liabilities	(134,348)	(11,303)	(6,095)	(27,380)	(14,550)	(21,513)	(215,189)
Forward purchases	70,500	8,894	127	1,623	1,211	19,769	102,124
Forward sales	(124,606)	(11,313)	(301)	(2,538)	(794)	(19,616)	(159,168)
Net options position	4,277	75	(53)	135	43	7	4,484
Net long/(short) position	13,320	42	(53)	156	77	226	13,768

There were no significant net structural positions for the Group as at 31 December 2002 and 31 December 2001.

5. Segmental information

(a) Sectoral analysis of gross advances to customers

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	2002	2001
	HK$'m	*HK$'m*
Loans for use in Hong Kong		
Industrial, commercial and financial		
- Property development	26,591	28,300
- Property investment	50,992	47,758
- Financial concerns	8,891	7,314
- Stockbrokers	82	108
- Wholesale and retail trade	23,781	24,091
- Manufacturing	12,834	11,477
- Transport and transport equipment	11,192	8,778
- Others	40,440	51,054
Individuals		
- Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	19,956	20,273
- Loans for purchase of other residential properties	85,853	82,513
- Credit card advances	3,554	3,019
- Others	8,469	9,735
Total loans for use in Hong Kong	292,635	294,420
Trade finance	8,873	10,566
Loans for use outside Hong Kong	19,526	18,052
Gross advances to customers	321,034	323,038

(b) Geographical analysis of gross advances to customers, overdue advances and non-performing loans

The following geographical analysis of gross advances to customers, advances overdue for over three months and NPLs is based on the location of the counterparties, after taking into account of the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	2002	2001
	HK$'m	*HK$'m*
Hong Kong	304,924	310,953
Mainland China	4,456	7,753
Others	11,654	4,332
	321,034	323,038

Less:				
Amount overdue for over 3 months and on which interest is still being accrued	(550)	(0.17%)	(1,786)	(0.55%)
Add:				
Amount overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased				
- included in rescheduled advances	1,436	0.45%	1,315	0.41%
- others	6,148	1.91%	10,685	3.30%
Gross non-performing loans	25,659	7.99%	35,512	10.99%

At 31 December 2002 and 31 December 2001, there were no advances to banks and other financial institutions which were overdue for over three months.

(b) Other overdue assets

	2002	2001
	HK$'m	*HK$'m*
Overdue for:		
- six months or less but over three months	3	9
- one year or less but over six months	1	5
- over one year	—	4
	4	18

As at 31 December 2002, other overdue assets represented the accrued interest.

(c) Rescheduled advances to customers

	2002		2001	
	Amount	% of gross advances to customers	Amount	% of gross advances to customers
	HK$'m		*HK$'m*	
Rescheduled advances to customers	1,464	0.46%	1,814	0.56%

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

Rescheduled advances are those advances that have been restructured or renegotiated because of a deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances which have been overdue for more than three months under the revised repayment terms are included under overdue advances. Rescheduled advances are stated after deduction of accrued interest that has been charged to customers but accrued to a suspense account and before deduction of specific provisions.

As at 31 December 2002 and 31 December 2001, there were no rescheduled advances to banks and other financial institutions.

8. Repossessed assets held

	2002	2001
	HK$'m	*HK$'m*
Repossessed assets held	2,097	3,323

Repossessed assets are properties or securities in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers. Upon repossession of the assets, the related loans and advances will continue to be recorded as loans and advances until all collection efforts have been exhausted and the repossessed assets are realised. Specific provisions will be made after taking into account the market value of the repossessed assets which are yet to be disposed. Upon disposal of the repossessed assets, any specific provisions previously made will be utilised to write off the loans and advances.

9. Risk management

Overview

Management of risk is fundamental to the business of the Group and is an integral part of its strategy. The principal types of risk inherent in the Group's business include credit risk, market risk (including interest rate and exchange rate risk), liquidity risk and operational risk. The Group's risk management goal is to maximise its long-term risk-adjusted return on capital, reduce the wide volatility in earnings and increase shareholder value, while maintaining its risk exposures within acceptable limits.

Risk Management Structure

BOCHK's risk management policies are designed to identify and analyse credit risk, market risk, liquidity risk and operational risk, to set appropriate risk limits, and to continually monitor these risks and limits by means of administrative procedures and information systems. BOCHK continually modifies and enhances its risk management policies and procedures to reflect changes in markets and products.

To achieve BOCHK's risk management goals, BOCHK established, in connection with its reorganisation, a more centralised, independent and comprehensive risk management structure that involves the following elements:

- A standardised corporation governance structure to provide active oversight and participation by the Board of Directors, committees and senior management;
- reporting lines that are independent of BOCHK's Strategic Business Units ("SBUs");
- uniform risk management policies, procedures and limits by which BOCHK identifies, measures, monitors and controls inherent risks;
- improved risk measurement, monitoring and management information systems to support business activities and risk management; and
- clearly defined risk management responsibilities and accountability.

BOCHK has developed and implemented comprehensive risk management policies and procedures to identify, measure, monitor and control credit risk, market risk, liquidity risk and operational risk across the organisation. The Risk Management Committee ("RMC") under the Board of Directors is responsible for approving risk management policies and procedures and significant asset and liability management policies proposed by the Asset and Liability Management Committee ("ALCO").

Each SBU is responsible for implementation of appropriate policies, procedures and controls in relation to risk management. Our Chief Risk Officer ("CRO") oversees and monitors the operations of the Risk Management Department and reports directly to the RMC. Our CRO is also responsible for assisting the Chief Executive on the bank-wide credit risk, market risk and operational risk management and submitting to the RMC the independent risk management report each month.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Chief Financial Officer ("CFO") has oversight responsibilities for the soundness of the Group's capitalisation and earnings. In addition, our CFO, with assistance of the Treasurer, monitors the bank-wide interest rate risk and liquidity risk and reports the financial position of the bank relating to interest rate risk and liquidity risk to the ALCO and the RMC on a regular basis.

BOCHK's principal banking subsidiaries, Nanyang Commercial Bank, Limited ("Nanyang") and Chiyu Banking Corporation Limited ("Chiyu"), also face the same types of inherent business risks and they adopt consistent risk management strategies and policies as BOCHK. These subsidiaries execute their risk management strategy independently and report to BOCHK's management on a regular basis.

Chairman's Statement

The year 2002 was an extraordinary year for the Company. Thanks to the valuable support of investors and the dedication of our staff, the Company was successfully listed on the Stock Exchange of Hong Kong on 25 July. Our global offering was 6.5 times over-subscribed despite deteriorating global equity market conditions. With our launch of one of the world's largest public offerings in 2002, we received ten awards from a number of magazines including "Best Investor Relations for an IPO" by *Investor Relations* and "Deal of the Year" by *FinanceAsia*. Shortly after our listing, the Company was admitted as a constituent stock in various indices, including the Morgan Stanley Capital International ("MSCI") Hong Kong Index and Hang Seng Index. These achievements highlighted our status as a major player in the international financial markets.

Our Restructuring and Merger in 2001 laid a solid foundation for the establishment of a sound corporate governance framework, an efficient management structure, a new management philosophy and a new corporate culture. Our listing in 2002 further confirmed the pledges we had made to investors. Enhancing the corporate governance framework and maximising shareholder value became the cornerstones of our business management. As a result of our dedicated efforts, we made encouraging progress in the areas of organisational restructuring, business development, risk management and information technology. We also devoted considerable resources to enhancing transparency under the scrutiny of the market, adapting promptly to comply with the various market practices and regulatory requirements applicable to listed companies.

We will continue to target for the full implementation of our corporate governance framework. In this regard, the Board of Directors is actively involved in decision-making on and monitoring of important issues, and providing guidance to the Management. Demand for better corporate governance reached unprecedented levels in 2002 and became a matter of global concern. The Board of Directors and the Management fully appreciate the importance and urgency of this issue. We will regularly review our corporate governance framework and make necessary adjustments, taking into consideration new circumstances and acting in accordance with prevailing regulatory requirements.

Maximising shareholder value requires concerted action on several fronts. We will continue to focus on the integration of our business development, risk management and back office functions. Developing intermediary business and exploring new opportunities in the Mainland market are also strategic priorities. Meanwhile, we seek to maximise the synergies presented by our restructuring. Within a more scientific management framework, we will be able to improve our operations efficiency. Our adoption of a modern business philosophy will lead to better quality services for customers. All these initiatives will serve to reinforce our competitive edges in a fierce market environment. Furthermore, the fostering of a new dynamic corporate culture will mobilise the creativity and participation of each and every staff to its full extent. The alignment of staff interests with those of the Group therefore provides further impetus for growth and development.

As a result of the committed efforts of our Management and staff, the Group recorded a profit attributable to shareholders of HK$6,673 million for 2002, exceeding by 6.2% the profit projection stated in our Prospectus. Return on average shareholders' funds was 12.23%, representing an increase of 4.92 percentage points over the same period last year. Return on average total assets was 0.91%, a rise of 0.55 percentage point from the preceding year. NPL ratio was 7.99%, which was a decline of 3 percentage points year-on-year. We will continue to concentrate on our overall objective of maximising shareholder value through pro-active business development, risk management and revenue enhancement, while maintaining our commitment to the society as a good corporate citizen.

I believe that on the back of a solid financial foundation, extensive customer base, talented employees and close cooperation with Bank of China ("BOC"), the Company will benefit from an economic recovery in Hong Kong and rapid economic development in the Mainland of China. As we strive to establish ourselves as a first-class international bank, we aim to bring favourable returns to investors. Finally, I would like to take this opportunity to express my sincere gratitude to investors and all our staff. Going forward, I thank you for your continuing support.

LIU Mingkang
Chairman

Hong Kong, 20 March 2003

Chief Executive's Report

This is the first time we report our annual results as a publicly listed company.

The year 2002 marked a significant milestone for the Company. We achieved visible success in three major areas. Firstly, our listing on the Stock Exchange of Hong Kong on 25 July received an enthusiastic response from the market despite the local and global economic downturn. Secondly, we made good progress in growing our business amidst a difficult operating environment. This enabled us to deliver on our promise of

Owing to the adoption of prudent provisioning policy and the reduction in NPLs, the specific provisions coverage ratio for NPLs improved from 29.07% as at 31 December 2001 to 33.66% at end-2002. The loan loss reserve ratio also strengthened from 48.19% to 58.51% year-on-year.

A weak economy and soaring personal bankruptcies in 2002 pushed up the credit card charge-off ratio, adversely affecting the local banking industry across the board. However, our charge-off ratio remained lower than the industry average as at the end of the year.

Diverse and Innovative Business Development

During 2002, we introduced a diverse range of products and services that allowed us to capitalise on opportunities existent in the market. We further made use of our extensive distribution network and strengthened capabilities, post-restructuring, in product development and marketing. Our efforts in cross-selling broadened our customer base and expanded our business. As a result, the Group's non-interest operating income increased by 3.7% to HK$4,172 million, partially offsetting the decrease of 7.0% in net interest income to HK$13,942 million. The ratio of non-interest income to total operating income rose to 23.03% from 21.16% last year. Net fees and commission income grew by 9.3% to HK$2,948 million.

In retail banking, we launched a series of investment products during the year, against the backdrop of a low interest rate environment in Hong Kong. These included guaranteed funds, retail bonds, Equity Linked Deposits, Monthly Stocks Savings Plan and various investment funds, which were well received by the market. The response to our launch of the AUD Australia Growth Guaranteed Fund, which was the first non-US dollar denominated guaranteed fund in Hong Kong and for which we were the sole authorised agent, was similarly favourable. In 2002, the sale of retail bonds and guaranteed funds amounted to over HK$8,000 million. As a reflection of our active participation in the retail loans market, our residential mortgage lending, excluding that generated under the suspended Home Ownership Scheme, recorded a growth of 4.0%. The Group maintained its leading position in the mortgage market.

Our credit card business reported a stable growth. In 2002, BOC Credit Card (International) Limited ("BOC-CC") registered double-digit growth in terms of the number of cards issued and total cardholder spending over the same period last year. The launch of "y not" credit card, tailored to the needs of today's women, was well received by customers. Our success against fierce market competition has also been recognised by industry peers. During the year, BOC-CC won the Gold Prize for "VISA International 2001-2002 Largest Card Sales Volume Growth in Hong Kong" and a number of other prizes presented by MasterCard and Visa International. Total card receivables increased by 3.8%, exceeding the negative market average.

In corporate banking, we made progress in syndicated loans. Our transformation into a lead arranger from a participant role has placed us in the top-tier of lead arrangers in Hong Kong, as ranked by the number of deals made and funds raised. This helped increase our loan volume and non-interest income. For trade finance customers, we launched a new factoring service. Meanwhile, our corporate customers benefited from our new bond trading service and bond underwriting expertise.

Total customer deposits and advances for the banking industry were down by 2.6% and 4.9% respectively. By comparison, our customer deposits fell slightly by 0.9% to HK$600,977 million, while our loans and advances to customers declined marginally by 0.6% to HK$321,034 million. However, on an ex-loan sale basis, our outstanding loans and advances to customers grew by 3.0%, mainly due to increased syndicated lending and residential mortgages.

Optimising Operational Efficiency

Targeting to strengthen asset and liability management and enhance capital efficiency, we reduced inter-bank funding arrangement with our parent BOC; increased investments in debt securities, and lowered the cost of funding through adjusting the pricing structure of deposits.

Total assets fell by 4.0% to HK$735,489 million as at end-2002 due to an adjusted asset portfolio. Securities investments held at year-end amounted to HK$190,232 million, an increase of 30.7%. We actively disposed of idle properties, the proceeds of which were channelled to other interest-earning assets.

During the year, net interest spread increased by 18 basis points to 1.85 %. Partially offset by the reduction in contribution from net free funds, our net interest margin improved marginally by 3 basis points to 1.98%. Through the adjustment on the pricing structure of deposits and introduction of service fees on low balance deposits, we sped up the process of consolidating customer accounts, which facilitated our accounts management. Our customers therefore benefited from these measures, in the form of improved service.

We continued to pay attention to cost discipline and operating efficiency. Although overall operating expenses increased by 3.0%, staff costs, the largest item in operating expenses, decreased by 5.7% to HK$3,578 million mainly due to a reduction in headcount as part of our rationalisation initiatives. Premises and equipment expenses excluding depreciation reduced by 10.0% to HK$803 million, benefiting from effective integration of operations and a decline in premises rental.

After the Restructuring and Merger, the Group has actively implemented the branch rationalisation plan in phases. As at end-2002, the Group had a total of 319 branches, a reduction of 31 branches from the preceding year and of 35 branches compared to October 2001 when the merger took place. Our new marketing strategy has addressed the issue of branches with overlapping service mandates by merging them and by kick-starting a "Model Branches Pilot Programme". Under this programme, branches will be reorganised into five groupings, comprising Full Service Branches, Investment Centres, Personal Financial Service Centres, Self Service Banking Centres and VIP Branches. We are able to better utilise our branch resources and enhance operational efficiency by branch rationalisation, strengthening of branch marketing capabilities, shifting back office functions previously undertaken by branches to back office departments and encouraging customers to make use of lower-cost electronic

Financial Review

Financial Performance

Attributable profit of the Group increased from HK$2.768 million in 2001 to HK$6,673 million in 2002. Operating profit before provisions decreased by HK$1,073 million, or 8.2%, to HK$12,089 million. Earnings per share of HK$63.11 cents was 141.1% higher than in 2001. Return on average total assets increased by 0.55 percentage point to 0.91% while return on average shareholders' funds was 12.23%, an increase of 4.92 percentage points compared with 7.31% in 2001.

Net interest income fell by HK$1,045 million, or 7.0%, to HK$13,942 million.

Net interest spread improved by 18 basis points to 1.85%, but this effect on net interest income was offset by a reduction of 15 basis points in the contribution from net free funds, leading to a 3 basis points increase in net interest margin to 1.98%. The improvement in spread was the result of various asset and liability management initiatives including a significant reduction in inter-bank funding arrangements with BOC, increase in holding of debt securities, and cost savings through adjusting the pricing structure of deposits. Other factors contributing to the improvement of net interest spread were the increase in demand deposits, current accounts and savings deposits, and a reduction in the level of NPLs.

The improvement in general was partly offset by rate reductions on lending products due to increased competition in residential mortgages, subdued corporate loan demand, and the Group's strategy in adjusting the loan portfolio.

Other operating income increased by HK$150 million, or 3.7%, to HK$4,172 million, representing 23.03% of total operating income against 21.16% in 2001.

Net fees and commission income amounted to HK$2,948 million, an increase of 9.3% compared with 2001. Key factors leading to the improvement include increase in wealth management income, increase in payment service fee income, strong growth in loan syndications, introduction of a levy on low-balance Hong Kong dollar savings accounts and a reduction in fees and commission expenses.

Increase in wealth management income was mainly due to commissions earned from sale of HK$5.2 billion of investment funds. The increase in the number of credit cards issued and merchant acquiring business also contributed to the increase in net fees and commission income.

The improvement was offset by a 16.2% reduction in net commission earned from stock brokerage owing to lower trading volumes in the market. Bills commission income also fell by 13.3% in 2002 but the trade finance business has shown signs of improvement in the second half of 2002.

The decrease in fees and commission expenses was mainly attributable to the reduction of cash rebates for residential mortgage loans charged to profit and loss account due to a change in the amortisation method.

Net loss from other investments in securities consisted of HK$145 million marked-to-market loss on debt securities as a result of a widening of the credit spread.

Operating expenses increased by HK$178 million, or 3.0%, to HK$6,025 million.

Staff costs decreased by HK$218 million, or 5.7%, to HK$3,578 million due to a reduction in headcount and branch rationalisation initiatives. As a result of the decrease in rental expenses and savings from consolidation of business operations, premises and equipment expenses decreased by HK$89 million, or 10.0%, to HK$803 million. Depreciation charges increased by HK$172 million, or 37.4%, to HK$632 million mainly due to the effect of recognising properties on the basis of market valuation at the time of the Restructuring and Merger. Increase in other operating expenses of HK$318 million, or 47.0%, to HK$994 million was due to write-offs of certain aged receivables, increase in professional fees, directors' and bank-wide indemnity insurance, and expenses relating to the expansion of credit card business. The cost to income ratio increased by 2.5 percentage points to 33.26% in 2002.

Net charge for bad and doubtful debts decreased by HK$4,557 million, or 61.5%, to HK$2,855 million. The net charge to average advances to customers fell from 2.2% in 2001 to 0.9% in 2002. New specific provisions decreased by HK$6,130 million, or 57.6%, to HK$4,519 million as a result of improved credit risk management and more efficient debt collection and recovery process increased recoveries from HK$530 million in 2001 to HK$904 million in 2002.

Bad debt charge for credit card business increased by HK$189 million, or 92.0%, to HK$395 million, largely due to the high levels of personal bankruptcies experienced in Hong Kong. The charge-off ratio for credit cards was 12.33% for the year ended 31 December 2002.

In order to reflect the impact of the downward property value trends in Hong Kong since the previous revaluation performed in April 2002, all investment properties and certain premises were revalued by Chesterton Petty Limited, an independent valuer, at 31 December 2002. The revaluation of premises resulted in an increase in the Group's premises revaluation reserve by HK$46 million and a charge to the profit and loss account by HK$771 million in 2002. The revaluation of investment properties resulted in a loss that was first applied against in the Group's investment properties revaluation reserve of HK$13 million and the remaining amount of HK$206 million was charged to the profit and loss account in 2002.

Financial Position

Total assets decreased by HK$30,651 million, or 4.0%, to HK$735,489 million at 31 December 2002.

Inter-bank placements and short-term funds, decreased by HK$76,351 million, or 30.0%, to HK$178,526 million at 31 December 2002. After the Restructuring and Merger, BOCHK has, as a locally incorporated entity, developed a new set of liquidity management policies and mechanisms to address the Group's needs and the requirements of the HKMA. Consequently inter-bank placement of HK$54,635 million

on 25 July received an enthusiastic response from the market despite the local and global economic downturn. Secondly, we made good progress in growing our business amidst a difficult operating environment. This enabled us to deliver on our promise of targeted profitability to shareholders. Finally, we pushed forward the integration process and began to realise synergies from the restructuring. Our efforts to transform the Company into an internationally recognised bank are leading to better quality service for customers and greater shareholder value.

Smooth Integration Post-Restructuring

Following the merger on an unprecedented scale in October 2001, we sought to align ourselves with the international "Best Practices" in banking. We introduced new organisational structure, business philosophy, management mechanisms and operational models for the new bank with a long history. Management and staff were quick to adjust to these changes. Meanwhile, systems being implemented were fine-tuned where necessary. Throughout this period, the negative impact on our customers or business was kept to a minimum. We can therefore describe our process of integration as having been smooth and efficient in comparison with other major banks in the world that have been merged.

With the integration of our operations on the way to completion, we witnessed the following achievements, which also reflected our strengthened competitive edges:

- Establishment of corporate governance guidelines and an organisational structure in line with the "Best Practices" that provides a solid foundation for the long-term development of the Group.
- Clearly defined objectives for enhancing return-on-equity and maximising shareholder value, forming the basis of our business strategies.
- Strengthened marketing capabilities by capitalising on a unified brand and an extensive distribution network, together with the fostering of a marketing-oriented culture.
- Introduction of comprehensive and independent risk management systems and control mechanisms, enabling improvement in asset quality.
- Enhanced operational efficiency as a result of centralisation and standardisation of back office processes.

A Successful Listing

In less than 10 months after our Restructuring and Merger, we reached another milestone in our history — the listing of the Company in Hong Kong by public offering. By undergoing a restructuring, then immediately following it with a listing, the Company positioned itself for greater challenges in the face of market competition. This helped facilitate the implementation of the new concepts, new mechanisms and new models introduced through restructuring, and accelerated the realisation of benefits from them.

Amidst bearish global equity markets, our public offering in Hong Kong received over 380,000 applications in the retail tranche alone, representing 26 times over-subscriptions. In the international offering, our public offer was 4.3 times over-subscribed. This included a Public Offering Without Listing ("POWL") in Japan that made us the first Chinese enterprise to do so in Japan's equity market.

It was encouraging to note that the successful listing of the Company was the largest retail share offering in Hong Kong by size, and the largest Hong Kong-only listed Initial Public Offering ("IPO"). At the time, it was also the largest public offering of shares by a financial institution from Asia and amongst the largest of all global financial services equity offerings in the year 2002. In as short as four months after our listing, the Company was included in the Financial Times Index, MSCI Hong Kong Index and Hang Seng Index. This was a confirmation of the importance that the market attached to our status as a major listed financial group in Hong Kong. The success of the listing will also be remembered by the numerous international and regional annual IPO awards it has won.

The favourable response to our IPO in a sluggish economic environment is a reflection of investor confidence in the Group's fundamental strengths and of positive expectations for growth. These combined factors are the driving force behind our commitment to serving shareholders and customers.

Delivering on Our IPO Promises

We are pleased to report to our shareholders that our business continued to grow and generate good profits in 2002. Even though the Hong Kong economy was influenced by a number of unfavourable factors — weak domestic demand, contraction of deposits and loans, persistent deflation, further decline in asset prices and soaring personal bankruptcies — we were still able to deliver value to our shareholders, as promised during our public offering.

During the year, the Group achieved a profit attributable to shareholders of HK$6,673 million, representing an increase of 141.1% compared with 2001. Earnings per share was up by the same percentage points to reach HK$63.11 cents. Return on average shareholders' funds rose from 7.31% in 2001 to 12.23%.

A key contributor to our performance was the substantial fall in the net charge for bad and doubtful debts, which totalled HK$2,855 million, a decline of 61.5% from the preceding year. New specific provisions for bad and doubtful debts shrank by 57.6% to HK$4,519 million. The reduction in provisions offset the decrease of 8.2% in operating profit before provisions.

Our asset quality improved in a difficult economy. NPLs fell by HK$9,853 million, or 27.7%, to HK$25,659 million. An improved NPL ratio to 7.99% from 10.99% as at 31 December 2001 was attributable to three factors. Firstly, our loan sale to BOC Grand Cayman Branch in June 2002 carved HK$7,029 million of NPLs from our loan book. Secondly, since the establishment of an independent Risk Management Department, we have been implementing new mechanisms, policies and procedures to ensure tightened control of credit approval and credit risk management, which was conducive to the enhancement of asset quality. Thirdly, our newly established Special Assets Management Department, working in conjunction with various front-line departments, undertook the task of monitoring, recovering and restructuring classified loans. During the year, we collected HK$9,545 million from classified loans through cash collection and repossessed collateral disposal.

efficiency by branch rationalisation, strengthening of branch marketing capabilities, shifting back office functions previously undertaken by branches to back office departments, and encouraging customers to make use of lower-cost electronic channels.

The centralisation of our back office operations, coupled with the unification of workflow and methods, enabled us to contain costs and strengthen support to our front office. We expect to realise the synergies of these strategic initiatives from 2003 onwards.

Employee productivity is another pillar of our strategy to increase efficiency gains. Additional resources were devoted to a wide range of staff training programmes including those for middle and senior management. During the year, a total of 729 training courses were conducted with an enrolment of over 55,000 from our entire staff.

The Group's business achievements in the past two years would not have been possible if not for the energy, creativity, loyalty and professionalism of our employees. People represent our most precious asset and are the driving force behind our growth. On behalf of the management, I would like to take this opportunity to express my heart-felt gratitude to all of my colleagues.

Strategic Opportunity in China

China business is one of the key components of our long-term growth strategies and represents our competitive edge. During the year, we strengthened our Mainland business infrastructure and pressed ahead in exploring new business opportunities.

To facilitate the development of our business in the Mainland of China, we established the "China Business Committee" for decision-making and the "China Business Steering Committee" to provide operational guidance. The "Mainland Branches Business Department" was restructured to become "China Business Head Office" in November 2002. By strengthening our linkage and cooperation with BOC and its Mainland branches, we are trying to fully utilise the overall competitive advantage to successfully implement our "China Story". Twelve of our fourteen Mainland branches and sub-branches were granted official approval to offer comprehensive foreign currency services. In tandem, five of our Mainland branches and sub-branches became eligible to conduct Renminbi business with foreign individuals and foreign funded enterprises.

The competitive position we hold in the Mainland of China has been wholly reflected in our credit card business. In 2002, we more than doubled the number of cards issued and cardholder spending for Great Wall International Card, which was designed specifically for Mainland customers. Moreover, Great Wall Renminbi Card, the first Renminbi credit card introduced to Hong Kong consumers for use in the Mainland, grew by more than 3 times in terms of the number of cards issued. We maintained our leading position in the merchant acquiring business in the Mainland, witnessing a 19.8% growth in transaction value as compared with the previous year.

In 2002, we were mandated as the Hong Kong dollar cheque bilateral clearing agency for both Guangdong Province and Shenzhen. We were also designated to act as the Hong Kong agent in developing the Shenzhen-Hong Kong Real Time Gross Settlement System, which provides a real time, safe and low cost electronic means of cross-border fund settlement between banks in Shenzhen and Hong Kong.

To leverage our strengths in the Mainland of China, we signed a number of business cooperation agreements with our parent BOC and its Mainland branches, extending the scope of our mutual business and better serving our customers. For example, a pilot service of "Remittance Express between Hong Kong and the Mainland" was jointly launched by BOCHK and 77 BOC branches in a number of Mainland cities. We cooperated with the Shenzhen branch of Bank of China ("BOC Shenzhen") to initiate the "Automated Fund Transfer Service". A "Prestige Customer Referral Programme between Hong Kong and Shanghai" was introduced together with the Shanghai branch of Bank of China ("BOC Shanghai"). Thus, we are gradually benefiting from the cooperation between the Group and BOC, in capturing mutually rewarding business opportunities.

Towards New Goals In A New Horizon

Going forward, we will not underestimate the challenges of the current operating environment. There remains external uncertainty because of deteriorating US-Iraq relations while internally we continue to be affected by the difficult process of economic restructuring. Given these, the pace of recovery is expected to be only moderate, with uneven growth across business sectors. A mixed economic performance, with a strong external sector but weak domestic demand, is likely to continue for quite some time. We, therefore, do not expect the banking industry to benefit immediately from any economic recovery.

We put forward the following five medium-term strategic goals during our IPO in July 2002:

- Foster cross-selling efforts and explore high value-added products by leveraging our extensive distribution network and brand franchise to enhance revenue.
- Improve risk management and asset quality.
- Realise synergies generated by the Restructuring and Merger to improve operational efficiencies.
- Strengthen asset and liability management to increase capital efficiency and return-on-equity.
- Fully utilise our cooperative efforts with BOC and our unique advantages in the Mainland market to further expand our China business.

During the year, we took our first steps towards these goals, seeing initial results. With greater effort put forth in these areas, we shall seek greater achievements.

Restructuring, merger, and then listing marked new developments in the history of the Group. We are making every endeavour to implement the new concepts, new mechanisms and new corporate culture post-restructuring. Our compliance to regulations as a major locally listed financial institution will further enhance corporate governance, increase transparency, drive business development and improve operational efficiency. With all these, we are geared towards maximising shareholder value, providing quality service to our customers, and fulfilling our responsibility as a good corporate citizen.

Liu Jinbao
Chief Executive

Hong Kong, 20 March 2003

BOCHK has, as a locally incorporated entity, developed a new set of liquidity management policies and mechanisms to address the Group's needs and the requirements of the HKMA. Consequently, inter-bank placement of HK$54,635 million with BOC was withdrawn. Moreover, in accordance with our asset and liability management, inter-bank placements and short-term funds were reduced and redeployed into higher yielding debt securities.

Securities investments increased by HK$44,646 million, or 30.7%, to HK$190,232 million at 31 December 2002. Approximately 83% of the securities holdings were denominated in US dollar and Hong Kong dollar compared with 87% at 31 December 2001. Approximately 99% of securities holdings were investment grade securities rated by international recognised rating agencies.

Advances to customers decreased by HK$2,004 million, or 0.6%, to HK$321,034 million at 31 December 2002. On 26 June 2002, BOCHK disposed of loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million to BOC Cayman without recourse. Excluding the loan sale, advances to customers grew by HK$9,437 million or 3.0%. This growth reflected the Group's efforts in increasing syndicated lending and residential mortgage lending. During the year, syndicated lending and residential mortgage loans grew by 5.5% and 4.0% respectively.

Outside Hong Kong and the mainland of the PRC ("Mainland China"), and after taking into account of transfer risk, advances to customers increased by HK$7,322 million, or 169%, to HK$11,654 million at 31 December 2002.

Fixed assets decreased by HK$837 million, or 4.0%, to HK$20,212 million at 31 December 2002. The fall was due to disposals of premises of HK$572 million, deficits on revaluation of premises and investment properties of HK$944 million and an increase in depreciation charges but was partly offset by acquisitions of premises and investment properties, totalling HK$912 million. Large disposals of premises during the year included en-bloc properties such as China State Bank Building, Hua Chiao Commercial Bank Building and Yien Yieh Bank Building.

Total liabilities decreased by HK$35,470 million, or 5.0%, to HK$677,434 million at 31 December 2002. The decline was mainly due to the withdrawal of inter-bank funds of HK$41,000 million by BOC.

Deposits from customers decreased by HK$5,451 million, or 0.9%, to HK$600,977 million at 31 December 2002. Demand deposits and current accounts grew by 15.2%, and savings accounts increased by 10.9%. This was offset by a 7.0% decline in time, call and notice deposits. This reflects customers' preference for liquidity in the low interest rate environment. During the year, the Group adjusted the pricing structure of deposits and put in place low-balance service charges. These measures were effective in controlling our funding costs.

As a result, the loans to deposits ratio increased by 0.15 percentage point to 53.42%.

Shareholders' funds increased by HK$4,771 million, or 9.1%, to HK$56,941 million at 31 December 2002.

The Group's consolidated capital adequacy ratio decreased by 0.39 percentage point to 13.99%. The capital base recorded a growth of 2.5% while risk-weighted assets rose by 5.3%. The increase in the capital base was a result of increase in retained profits, partly offset by the special dividend paid during the year. The increase in risk-weighted assets was mainly attributable to an increase in contingent liabilities and commitments.

The Group maintained a strong liquidity position, with the average liquidity ratio of 41.17%, compared with 39.88% in 2001.

Asset Quality

During the year, the Group has achieved significant improvements in asset quality. NPLs decreased substantially by HK$9,853 million, or 27.7%, to HK$25,659 million at 31 December 2002. As a result, the ratio of NPLs to total loans reduced to 7.99% at 31 December 2002 from 10.99% at 31 December 2001. Classified loans to total loans also improved from 11.5% at 31 December 2001 to 8.0% at 31 December 2002.

The improvement was attributed to enhanced credit risk management that helped reduce new NPLs, more proactive recovery efforts in cash collection and collateral disposals, write-offs and the loan sale. During the year, the Group collected HK$9,545 million of classified loans.

The Group has implemented a prudent and conservative policy in assessing the adequacy of provisions for bad and doubtful debts, in accordance with the guidelines set by the HKMA. During the year, the Group also increased the discount rates of collateral such as industrial property, commercial property, land and shop to more conservative levels.

Specific provisions coverage ratio for NPLs improved from 29.07% to 33.66% at 31 December 2002 and loan loss reserve ratio improved from 48.19% to 58.51% at 31 December 2002. Specific provisions and collateral coverage for classified loans also increased from 85.62% to 90.08% at 31 December 2002.

Operations Review

2002 was a year characterised by reform and growth for the Group. We became the second largest banking group in Hong Kong, consolidating our customer base, distribution network and operations following the Restructuring and Merger. Operating in a tough environment, we strove to explore new business opportunities. To realise potential synergies and enhance shareholder value, we continued to improve our business models, operational strategies, and technological development.

Retail Banking

Branch Rationalisation

Our branch rationalisation plan has been implemented with a view to optimising customer service and cost efficiency. In 2002, we reduced the number of branches in Hong Kong to 319, compared with 350 branches of a year ago. The fostering of a new marketing culture is expected to drive future business growth. According to our Model Branches Pilot Programme, all branches will be reorganised into five groupings, namely Full Service Branches, Investment Centres, Personal Financial Service Centres, Self Service Banking Centres and VIP Branches, within a hub-and-spoke framework. The design of this programme was scheduled to complete in early 2003 with operations to be commenced by the end of the same year.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Our self service banking network was expanded to convenient locations in Hong Kong, providing more quality services to our customers. The number of Automated Teller Machines ("ATMs") in Hong Kong increased to 435 as at 31 December 2002. In addition, our customers can access to Renminbi withdrawal service at more than 1,600 conveniently located ATMs across nine provinces, covering over fifty cities in the Mainland of China. Hong Kong dollar withdrawal service is also available at designated ATMs in Guangdong Province.

Residential Mortgage

The Group remained one of the leading residential mortgage lenders in the local market, accounting for approximately 17% of gross new loans made in 2002. During the year, we pioneered a number of new mortgage products and expanded the scope of services offered to our customers, with the inclusion of Servicing of Second Mortgage Loan, Mortgage with Deferred Repayment and Mortgage with Fixed Rates. At the end of this year, our residential mortgage loans in Hong Kong rose by 4.0% as compared with last year.

Wealth Management

We capitalised on the growth potential in wealth management throughout the year. Emphasis was placed on product development, with the addition of guaranteed funds, retail bonds, Equity Linked Deposits and Monthly Stocks Savings Plan to our range of financial products.

The sale of retail bonds and guaranteed funds amounted to over HK$8,000 million in 2002, a reflection of our strong franchise and extensive distribution network. The launch of the BOCHK BOCI-Prudential AUD Australia Growth Guaranteed Fund, the first non-US dollar denominated guaranteed fund in Hong Kong and for which we were the sole authorised agent, was well-received by the market.

In June 2002, we introduced the Equity Linked Deposits, providing customers with an alternative to pure fixed deposits by linking deposit returns to the performance of a specific stock listed in Hong Kong. Since its inception, the product has received positive response in a low interest environment.

Our Currency Option Deposits entered the spotlight again in 2002, doubling its transaction volume as compared with the previous year.

During the year, we established a team of professional financial consultants to capitalise on potential growth in the wealth management business and provide dedicated service to privileged customers. Our Call Centre has started to offer 24-hour customer service since October 2002.

Credit Card

Our credit card business continued to grow in 2002. As at 31 December 2002, both the number of cards issued and cardholder spending recorded double-digit growth compared with the previous year. Total card receivables grew by 3.8% in 2002, exceeding the negative market average.

In a fast-changing market environment, our commitment to exploring new areas of service remained. This was illustrated by the launch of our "y not" credit card in 2002, which has been tailored to the needs of today's women and won popular support from this important segment.

Great Wall International Card, one of our core products, registered a 104.7% and a 107.2% growth, respectively, in the number of cards issued and cardholder spending compared with the previous year. This card is particularly well suited for the Mainland of China customers who frequently travel and conduct transactions outside the country. Another growing customer segment is frequent travellers between Hong Kong and the Mainland. Our Great Wall Renminbi Card appeals to these customers and has been popular since its introduction in Hong Kong in 2000. It was the first Renminbi credit card for transactions and settlement in the market, and the number of cards issued grew by more than 3 times during the year.

Merchant acquiring business is another important part of our strategy. In Hong Kong, the business achieved a 3.4% growth by transaction value in 2002. We remained the leader in the merchant acquiring market in the Mainland of China, where we experienced a 19.8% growth by transaction value in the year.

Our achievement in the credit card business was widely recognised by our industry peers despite fierce market competition. BOC-CC won a number of awards presented by the Visa International, including the Gold Prize of "2001-2002 Largest Card Sales Volume Growth in Hong Kong", Bronze Prize of "Highest Merchant Sales Volume in Hong Kong", "Best Issuer Fraud Control in Hong Kong" and "Verified By VISA Achievement Award - Hong Kong/Macau". We also received "The Highest Market Share in 2002 for Commercial Card Spending in Hong Kong" by the MasterCard International.

In 2002, a stagnant economic environment and soaring personal bankruptcy cases in Hong Kong continued to affect the charge-off performance of the card industry. Our credit card charge-off ratio stood at 12.33% as at 31 December 2002, which was lower than the industry average. We will closely review and adjust our credit policies to ensure asset quality.

Corporate Banking

Syndicated Lending

Leveraging our strong customer base, we have been acting as lead arrangers in loan syndications, an important step up from the participant roles which we held previously. This has led to the growth in our syndicated loans and an improved non-interest income. In 2002, we were ranked by *Basis Point* as one of the top lead arrangers of syndicated loans in Hong Kong, in terms of the number of deals made and the funds raised.

SME Lending and Trade Finance

We provide specialised services to small and medium-sized enterprises ("SMEs"). For

We entered into a trade services agreement with BOC in October 2002 that would increase our cooperation in certain trade finance services. Also, the signing of a delivery and purchase of foreign bank notes agreement with BOC facilitated the rollout of related services to the market.

The Group derives a unique advantage from maintaining a close relationship with BOC, especially as the economies of Hong Kong and the Mainland become further intertwined. We are able to provide cross-border financial services that are comprehensive in both the depth and the breadth. We believe that our cooperation with BOC is complementary and mutually beneficial.

Information Technology

Information technology ("IT") is the backbone of our business operations. An Information Technology Committee was thus established to oversee IT development plans. We also formulated an Information Technology Development Blueprint that will support our business development well into the future.

During the year, we initiated a number of key projects and made substantial progress in system enhancements, including:

- An advanced Customer Relationship Management System has been started to facilitate cross-selling efficiency and strengthen our product development capabilities, and will be functional in stages over the next few years.
- An Enterprise Data Warehouse was in the course of being set up to improve the efficiency of related systems.
- Formulating IT Reform Blueprint for our Mainland branches.
- Accomplishment of internet banking development.

Back-office Operations

Back-office operations provide essential support to our business activities. Through the streamlining of workflow and systems upgrades, we have enhanced operational efficiency as well.

During the year, we worked towards establishing a diversified financial product settlement platform. We strove to achieve optimal operation levels in our computer networks. An Electronic Reporting System was developed to minimise the expense of report printing.

To enhance the efficiency of credit approval and loan processing, a Credit Workflow Management System will be introduced in phases in 2003.

Plans are already underway to set up a platform for a Document Imaging System and implement the Information Processing Centralisation Project in order to enhance the automation of data collection and processing. This will help enhance the overall operation efficiency.

Staff Numbers

As at the end of December 2002, the total number of employees of the Group, including all the subsidiary companies, reached 13,439, a reduction of 284 staff over the same period of last year. The total number of employees of BOCHK, Nanyang, Chiyu and BOC-CC was 13,191, a decline of 237 staff year-on-year.

Corporate Governance

We have established a sound corporate governance framework with reference to the international "Best Practices" and applicable guidelines and rules of HKMA and The Stock Exchange of Hong Kong Limited ("Stock Exchange"), following the guiding principles that we are accountable to all shareholders and are committed to maximising shareholder value and enhancing information transparency. With the Board playing a pivotal role, the framework leverages on the supervisory functions of the Independent Non-executive Directors and combines the collective decision making of the Board and the personal liabilities of individual directors to create the most appropriate form of corporate governance.

Board of Directors and the Management

The Board is responsible for formulating the Company's overall strategies and targets with a view to enhancing shareholder value and to monitoring and providing guidance to our Management. Of the thirteen members on the Board, four are Independent Non-executive Directors whose primary function is to provide independent scrutiny and to ensure the protection of minority shareholders' interests. The remaining members comprise eight Non-executive Directors and one Executive Director who also serves as the Chief Executive. In addition, we have engaged a senior adviser who is very experienced and knowledgeable in regulatory matters and capital market operations. He sits in on Board meetings and gives his opinion on matters discussed there. The CFO and the CRO also attend Board meetings to advise on matters relating to accounting, finance and risk management.

The positions of the Chairman and the Chief Executive are held by separate individuals and their roles are distinct. The Board, under the leadership of the Chairman, is responsible for the appointment and dismissal of the Chief Executive and other principal senior executives. The appointment and dismissal of other senior executives require the Board's endorsement. Although the Chief Executive is authorised by the Board to manage the day-to-day business operations of the Company in accordance with risk management and other internal control policies and procedures approved by the Board, major transactions, acquisitions, disposals of assets and investments have to be reviewed and approved by the Board. Both the Board and the Management have clearly defined authorities and responsibilities under various internal control and check and balance mechanisms. At the instruction of the Board, the Management has implemented appropriate measures and internal control procedures to ensure that we operate within applicable legal and regulatory requirements with prudence and a high level of integrity. To ensure effective discharge of the Board's responsibilities, the Management submits reports on the Company's operations to the Board on a regular basis.

The Board is responsible for setting and closely monitoring the Company's overall long term development strategies, medium term business development plans and short term

We disclose details of our major activities, price sensitive information and connected transactions in accordance with the requirements of applicable laws and the Listing Rules. In addition, we have set up systems and procedures to ensure accurate and timely reporting to regulatory authorities in Hong Kong. It has been recognised by reputable international rating agencies that the level of our disclosure in our prospectus and interim report exceeded the regulatory requirements. In addition, we have obtained various awards in connection with our public offering as a result of the efforts we have made to ensure full information disclosure.

We have made use of various channels to ensure effective disclosure of information relating to the Company. These include dissemination of material through press announcements, our website at http://www.bochkholdings.com, and meetings with analysts and rating agencies. We have also established a specific division, the Investor Relations Division, to deal with investor related issues and matters. As the most direct means of disseminating information about the Company, our website provides important information about the Company: such as our corporate profile, financial information, share price performance, major events and press releases. Apart from the aforesaid, since we have established American Depositary Receipt Programmes in the United States, all information published and filed with regulatory authorities in Hong Kong is also made available to the Securities and Exchange Commission of the United States in order to ensure that all shareholders are treated equally.

Internal Audit

We have implemented appropriate policies and procedures for all our major operations. Our internal audit is responsible for monitoring compliance with such policies and procedures. The primary objective of our internal audit is to assist the Board and the Management in the areas of risk management, and in monitoring compliance with applicable regulatory requirements and guidelines with a view to enhancing the effectiveness of our internal control mechanisms. All audit missions set out in the 2002 Audit Plan have been accomplished. The recommendations made by our internal audit in connection with such audit missions have been widely accepted and rectification measures have been put in place. Our internal audit also actively participates in the review and enhancement of our internal policies and procedures on a continuous basis.

Incentive Scheme and Corporate Culture

Through the establishment of a performance charter for our senior executives, appropriate appraisal mechanisms, and the Share Option Scheme and Sharesave Plan, we have been able to align the interests of our Management and entire staff with the growth and performance of the Company. We have done this with a view to providing appropriate incentives to our Management and staff and to attracting and retaining key executives. We pay particular attention to the establishment of an optimal corporate culture. With the full support of the Management, we will identify, design and implement a corporate culture that is in compliance with regulatory requirements applicable to listed banks and that is considered appropriate for the special circumstances of our Company, thereby ensuring that good corporate governance is maintained at all levels within the Company.

Directors' and chief executive's rights to acquire shares

On 5 July 2002, the following directors and chief executive were granted options by BOC Hong Kong (BVI) Limited ("BOC (BVI)"), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 13,737,000 existing issued shares of the Company at a price of HK$8.50 per share. The option shares represent approximately 0.13% of the Company's issued share capital as at the date of grant and as at 31 December 2002. None of these options may be exercised within one year from 25 July 2002. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. 25% of the number of shares subject to such options will vest at the end of each year. No offer to grant any options under the Pre-Listing Share Option Scheme may be made on or after 25 July 2002, the date on which dealings in the Company's shares commenced on the Stock Exchange.

Particulars of the options granted to the directors and the chief executive under the Pre-Listing Share Option Scheme are set out below:

				Number of share options				
	Date of grant	Exercise price (HK$)	Exercisable period	Balances at 1 January 2002	Granted on 25 July 2002	Exercised during the year	Lapsed during the year	Balances at 31 December 2002
LIU Mingkang	05 July 2002	8.50	25 July 2003 to 04 July 2012	—	1,735,200	—	—	1,735,200
SUN Changji	05 July 2002	8.50	25 July 2003 to 04 July 2012	—	1,590,600	—	—	1,590,600
LIU Jinbao	05 July 2002	8.50	25 July 2003 to 04 July 2012	—	1,735,200	—	—	1,735,200
PING Yue	05 July 2002	8.50	25 July 2003 to 04 July 2012	—	1,446,000	—	—	1,446,000
HUA Qingshan	05 July 2002	8.50	25 July 2003 to 04 July 2012	—	1,446,000	—	—	1,446,000
LI Zaohang	05 July 2002	8.50	25 July 2003 to 04 July 2012	—	1,446,000	—	—	1,446,000
HE Guangbei	05 July 2002	8.50	25 July 2003 to 04 July 2012	—	1,446,000	—	—	1,446,000
ZHOU Zaiqun	05 July 2002	8.50	25 July 2003 to 04 July 2012	—	1,446,000	—	—	1,446,000
ZHANG Yanling	05 July 2002	8.50	25 July 2003 to 04 July 2012	—	1,446,000	—	—	1,446,000
Total:				—	13,737,000	—	—	13,737,000

Save as disclosed above, at no time during the year was the Company or its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the directors or the chief executive to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' and chief executive's interests in shares

As at 31 December 2002, none of the directors or the chief executive or their respective associates has any interests in the shares of the Company or any of its associated

In 2002, we were ranked by *Basis Point* as one of the top lead arrangers of syndicated loans in Hong Kong, in terms of the number of deals made and the funds raised.

SME Lending and Trade Finance

We provide specialised services to small and medium-sized enterprises ("SME"). For example, we participated in the SME Business Installations and Equipment Loan Guarantee Scheme, which is partially guaranteed by the Hong Kong Special Administrative Region Government.

We strengthened our trade finance service with the introduction of a new factoring service to corporate customers.

Cash Management

We introduced bond trading services to corporate customers in August 2002. As a result of our focused efforts in developing corporate bond underwriting business, we successfully underwrote several large debt issuances for large corporations and financial institutions this year.

Financial Institution Services

During the year, the Group strengthened its relationships with local and international financial institutions in many aspects. A dedicated team was set up to serve the needs of non-banking financial institutions. We organised a series of seminars in Hong Kong and the Mainland of China to encourage interaction, which led to the establishment of new business connections with a number of our Mainland counterparts.

Treasury Operations

With consolidated customer base and distribution network after the merger, we took a new strategic direction in our treasury operations. A dedicated team was set up to serve key customers, who require more sophisticated products and services. On the technology front, a customer-driven treasury platform was developed. The result of our new strategy was a notable increase in the number of treasury customers. Our efforts to expand products and services for customers in the Mainland of China bore fruit in the form of increasing deposits from Mainland financial institutions.

In anticipation of increased demand for funds by large corporations, we participated actively in the primary market. We also assumed the role of market maker for debts issued by Hong Kong Mortgage Corporation Limited, Hong Kong Airport Authority and Mass Transit Railway Corporation Limited.

Mainland Branches and China Related Business

Mainland China-related business is one of the driving forces behind our future growth.

Mainland Branches

Our branch network in the Mainland of China consists of fourteen branches and sub-branches in major cities, including Beijing, Shanghai, Dalian, Qingdao, Fuzhou, Xiamen, Guangzhou, Shantou, Shenzhen and Haikou. Twelve branches and sub-branches have obtained official permission to offer foreign currency banking services to all categories of customers, comprising local individuals and domestically funded enterprises, throughout the Mainland. Five branches are eligible to conduct Renminbi business on a limited scope, to foreign individuals and foreign funded enterprises.

Anticipating an increase in business from the Mainland, we restructured our 'Mainland Branches Department' into 'China Business Head Office' in November 2002. In so doing, we believe we can better serve our customers on both sides of the border and fully take advantage of business opportunities in the Mainland.

During the year, we targeted to offer Mainland mortgage services at any branches (of BOCHK or BOC), in any currency (RMB or HKD) so that customers can make payments anywhere (Hong Kong or the Mainland). In 2002, we worked with BOC Shenzhen Branch to launch an Automated Fund Transfer Service for Hong Kong residents who have purchased properties in the Mainland. This service enables our customers to remit payments directly from their designated accounts with the Group in Hong Kong to our Mainland branches or BOC branches. This year, we were designated as the mortgage lending bank for several quality residential property developments located in Guangdong Province. Besides, we offered a new title document collection service to customers who have purchased properties in Guangdong Province, allowing them to collect title documents in Hong Kong upon full repayment of their mortgage loans.

In August 2002, we launched a new corporate finance product, Advance Against Export Tax Rebate, in compliance with China's Export Tax Rebate Policy. This helps our corporate customers alleviate short-term liquidity pressure caused by delays in the reimbursement of tax rebates from exports.

Clearing and Settlement Services

The cost control and efficiency of our clearing and settlement services were enhanced by several cross-border developments. We signed business agreements with the State Administration of Foreign Exchange Shenzhen Branch and Guangdong Province Branch in May and June 2002 respectively. We also entered service agreements with Shenzhen Financial Electronic Settlement Centre and Guangzhou Electronic Banking Settlement Centre. These agreements provided us with a mandate to act as a two-way clearing agent (previously being a one-way agent) for Hong Kong dollar cheques, covering Guangdong Province and Shenzhen, leading to the development of related business.

In June 2002, we were appointed as an agent bank in Hong Kong for the Shenzhen-Hong Kong Real Time Gross Settlement System ("RTGS"). The successful launch of the RTGS in December 2002 was a new achievement in the provision of Hong Kong dollar settlement services between Hong Kong and the Mainland of China. It provides a real-time, secure and low cost electronic means for cross-border funds settlement between Shenzhen and Hong Kong.

Collaboration with BOC

We continued to pursue business growth in the Mainland in collaboration with BOC.

In 2002, we signed a business cooperation memorandum with BOC Shanghai. It was expected that this would lead to an expansion of our wealth management business. Specific initiatives included a prestige customer referral programme that helped provide our wealth management services to the privileged customers in Shanghai.

Management submits reports on the Company's operations to the Board on a regular basis.

The Board is responsible for setting and closely monitoring the Company's overall long term development strategies, medium term business development plans and short term implementation steps. If necessary, it also adjusts the same with a view to enhancing shareholder value. The Management, under the leadership of the Chief Executive, is responsible for implementing the aforesaid strategies, plans and steps and for reporting the progress to the Board on a regular basis. The Board reviews and approves the Company's annual budget and business plan, which serve as important yardsticks in assessing the performance of the Management.

The Board has established the Audit Committee, the RMC and the Remuneration Committee to focus and report to the Board on specific issues in relation to the Company's management and operation. During adjournment of the Board, these Committees monitor the Management's performance on behalf of the Board. The Audit Committee has set up a Compliance Committee while the RMC has set up a Risk Control Committee ("RCC"), both of which comprise experts and professionals in the relevant field to assist the Audit Committee and the RMC in the discharge of their respective responsibilities.

The Management has set up various committees to assist it in decision making and to act as check and balance. These committees include the Management Committee, ALCO, Credit Committee, Anti-money Laundering Committee and Information Technology Committee.

Audit Committee and Compliance Committee

The Audit Committee consists of seven Non-executive Directors, four of whom, including the chairman, are Independent Non-executive Directors. The members of the Audit Committee are: Mr. Shan Weijian (Chairman), Mr. Chia Pei-Yuan, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Mr. Ping Yue, Mr. He Guangbei and Mr. Zhou Zaiqun. In addition to assisting the Board in fulfilling its oversight responsibilities, the functions of the Audit Committee also include reviewing significant accounting policies and supervising the Company's financial reporting process; monitoring the performance of both the internal and external auditors; reviewing and examining the effectiveness of the Company's financial reporting procedures and internal control; ensuring compliance with applicable statutory accounting and reporting requirements, legal and regulatory requirements, and internal rules and procedures approved by the Board. The Head of the Internal Audit Department reports directly to the Board and to the Audit Committee.

The Audit Committee has set up the Compliance Committee, which consists of six members, all of whom are experienced professionals in the legal or accounting fields. The members of the Committee are: Ms. Tang Xinyu (Chairman), Mr. Yeung Jason Chi Wai (Vice Chairman), Ms. Liu Yanfen, Ms. Wang Qi, Mr. Chiu Ming Wah and Mr. Tang Chin Tong. The Compliance Committee is responsible for monitoring the Company's legal and compliance matters and reporting to the Audit Committee in this respect.

Risk Management Committee and Risk Control Committee

In order to streamline the operations of the RMC, membership of the Committee has been reduced from thirteen members to eight. These members comprise four Non-executive Directors (including an Independent Non-executive Director), our Chief Executive, our CRO, and two other persons experienced in risk management. The members of the Committee are: Mr. Liu Mingkang (Chairman), Dr. Liu Jinbao, Mr. Chia Pei-Yuan, Mr. Hua Qingshan, Ms. Zhang Yanling, Mr. Chen Siqing, Mr. Dong Jianyue and Mr. Mao Xiaowei. The Committee provides independent support to the Board in formulating and monitoring compliance with the Company's risk management policies, procedures and their implementation. The CRO reports directly to the Board and to the RMC.

The Risk Management Committee has set up the RCC, which consists of nine members who are experienced in the areas of risk management, management of NPLs, retail and corporate banking business. The members of the Committee are: Ms. Zhang Yanling (Chairman), Mr. Chen Siqing, Mr. Zhu Xinqiang, Mr. Gao Yingxin, Mr. Dong Jianyue, Mr. Zhang Weidong, Ms. Zheng Xiaomin, Mr. Or Man Ah and Mr. Mao Xiaowei. The Committee advises the RMC on the Company's risk management policies and procedures and monitors their implementation.

Remuneration Committee

The Remuneration Committee consists of five Non-executive Directors, three of whom are Independent Non-executive Directors. The functions of the Committee include reviewing human resources management policies, examining remuneration strategies, determining the compensation of senior executives and managers, setting annual as well as long term performance targets for key management positions, and reviewing and monitoring the implementation of all executive compensation and benefits plans, in order to ensure that our remuneration packages are in line with our culture, strategies and regulatory requirements. The members of the Remuneration Committee are: Mr. Sun Changji (Chairman), Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Mr. Shan Weijian and Mr. Li Zaohang.

Connected Transactions

We are committed to ensuring compliance with regulatory requirements under the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") and applicable laws and regulations in handling connected transactions. Accordingly, we have implemented various internal control mechanisms to capture and monitor connected transactions, including nature of the transaction, categories of connected persons, and approval authorities and procedures, in order to ensure that connected transactions are approved by Independent Non-executive Directors, conducted on normal commercial terms or on terms that are fair and reasonable and properly disclosed and (if necessary) approved by independent shareholders in accordance with the Listing Rules.

Disclosure and Dissemination of Information

Ordinary shares of the Company are listed on the Stock Exchange (stock code: 2388). In addition, we have established Rule 144A and Regulation S American Depositary Receipt Programmes in the United States of America.

acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' and chief executive's interests in shares

As at 31 December 2002, none of the directors or the chief executive or their respective associates has any interests in the shares of the Company or any of its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), which are required to be recorded in the register kept by the Company under section 29 of the SDI Ordinance or which are otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Substantial shareholders

As at 31 December 2002, the register of substantial shareholders maintained under section 16(1) of the SDI Ordinance showed that the following shareholders had an interest of 10% or more in the issued share capital of the Company:

Name of Shareholder	No. of shares beneficially held	% of total issued shares
BOC	8,136,861,766 (note 1)	76.96%
BOC Hong Kong (Group) Limited ("BOCHKG")	8,118,861,766	76.79%
BOC (BVI) (note 2)	8,118,861,766	76.79%
Hua Chiao Commercial Limited ("Hua Chiao") (note 3)	1,379,575,062	13.05%

Notes:

(1) The number of shares shown includes an aggregate of 18,000,000 shares in the Company beneficially held by Bank of China Group Insurance Company Limited and BOC Group Life Assurance Company Limited, both of which are wholly owned subsidiaries of BOC.

(2) BOC (BVI) is a wholly owned subsidiary of BOCHKG, which in turn is a wholly owned subsidiary of BOC. Accordingly, BOCHKG and BOC are deemed to have the same interests in the shares of the Company as BOC (BVI) for the purpose of the SDI Ordinance.

(3) BOC (BVI) beneficially owns 93.64% of Hua Chiao. Accordingly, BOC (BVI) is deemed to have the same interests in the shares of the Company as Hua Chiao for the purpose of the SDI Ordinance.

Purchase, sale or redemption of the Company's shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Compliance with the Code of Best Practice of the Listing Rules

The directors confirm that save and except that Independent Non-executive Directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Company's Articles of Association, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period from 25 July 2002 (being the date of the Company's listing on the Stock Exchange) until 31 December 2002.

Compliance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions"

The accounts for the year ended 31 December 2002 fully comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

Final Dividend

The Directors have recommended a final dividend of HK$0.215 per share subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Thursday, 29 May 2003. If approved, the final dividend will be paid on Friday, 30 May 2003 to shareholders whose names appear on the Register of Members of the Company on Friday, 16 May 2003.

Closure of Register of Members

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Friday, 2 May 2003 to Friday, 16 May 2003 (both days inclusive), during which period no transfers of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 30 April 2003.

Annual General Meeting

The 2003 Annual General Meeting will be held at 3:00 p.m. on Thursday, 29 May 2003 at Hall 7A, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong. The record date for determining shareholders' entitlement to attend the Annual General Meeting is Friday, 23 May 2003. In order to qualify for attending the Annual General Meeting, all transfer documents, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrar (details as set out in the paragraph "Closure of Register of Members") not later than 4:00 p.m. on Friday, 23 May 2003.

Publication of Results on Stock Exchange's Website

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 20 March 2003

SCMP 2003.3.21

File No. 82-34675

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

(the "Company")

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held on Thursday, 29th May, 2003 at 3:00 p.m. (registration will begin at 2:30 p.m.) at Hall 7A, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) for the purpose of transacting the following business:

ORDINARY BUSINESS

1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2002.
2. To declare a final dividend for the year ended 31st December, 2002.
3. (a) To re-elect Directors.
   (b) To fix the remuneration of the Directors and authorise the Board of Directors to vary the same.
4. To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors to determine their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

5. **"THAT:**

(A) subject to paragraph (B) of this Resolution, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to:

(i) a Rights Issue; or

(ii) the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time; or

(iv) any share option scheme or savings-based share option plans or similar arrangement for the time being adopted by the Company for the grant or issue to eligible participants of such scheme, plan or arrangement of Shares or rights to acquire Shares, including without limitation pursuant to the rules of the Company's 2002 Share Option Scheme and 2002 Sharesave Plan, both of which were adopted by shareholders of the Company on 10th July, 2002,

shall not exceed the aggregate of:

(a) twenty per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution; and

(b) (if the Board of Directors is so authorised by a separate resolution of the shareholders of the Company) the aggregate nominal amount of the issued share capital of the Company purchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution:

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by any applicable law to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(ii) "Rights Issue" means an offer of Shares open for a period fixed by the Board of Directors to the holders of Shares whose names appear on the Register of Members of the Company (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase Shares on the relevant register) on a fixed record date in proportion to their holdings of such Shares (and, if appropriate, such warrants and other securities) as at that date (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii) "Shares" means ordinary shares of HK$5.00 each in the capital of the Company."

6. **"THAT:**

(A) subject to paragraph (B) of this Resolution, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time), be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Company pursuant to the approval in paragraph (A) of this Resolution shall not exceed ten per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution:

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by any applicable law to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(ii) "Shares" means ordinary shares of HK$5.00 each in the capital of the Company."

7. **"THAT** conditional on the passing of Resolutions 5 and 6, the general mandate granted to the Board of Directors to exercise the powers of the Company to allot, issue, grant, distribute or otherwise deal with additional shares in the Company pursuant to Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the issued share capital of the Company purchased by the Company under the general mandate granted pursuant to Resolution 6, provided that such amount shall not exceed ten per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing Resolutions 5 and 6."

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 20th March, 2003

Registered Office:
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Notes:

1. The resolutions will be decided on a show of hands unless a poll is demanded before or on the declaration of the result of the show of hands. A poll may be demanded by, among others, the chairman of the meeting or at least three members present in person (or in the case of a corporate member, by its duly authorised representative) or by proxy and entitled to vote at the meeting.
2. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be deposited at the registered office of the Company at least 48 hours before the time fixed for holding the meeting or any adjournment thereof. **Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.**
4. The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the proposed final dividend, from Friday, 2nd May, 2003 to Friday, 16th May, 2003 (both days inclusive), during which period no transfer of shares can be registered. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 30th April, 2003.
5. The record date for determining shareholders' entitlement to attend the Annual General Meeting is Friday, 23rd May, 2003. In order to qualify for attending the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar (details as set out in note 4 above) not later than 4:00 p.m. on Friday, 23rd May, 2003.
6. In relation to Resolution 6, an explanatory statement (as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the "Listing Rules") is set out in the Appendix of a circular to be despatched by the Company to the members.
7. By Resolutions 5 and 7, approval is being sought from members, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company, together with such number of shares as may be purchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7.
8. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding.

Please note that refreshments will not be served at the Annual General Meeting.